UBS Asset Management (US) Inc.

Statement of Operations
(In Thousands of Dollars)

Year Ended December 31, 2015

Revenues

Distribution fees from affiliates	$	37,488
Distribution fees from third parties		325
Commissions		74
Interest income		2
Total revenues		37,889

Expenses

Distribution costs to affiliates	13,556
Allocated costs from affiliates	9,721
Distribution costs to third parties	4,374
Professional fees	692
Amortization of deferred distribution costs	405
Other expenses	368
Franchise tax expense	12
Total expenses	29,128

Income before income tax expense		8,761
Income tax expense		3,496
Net income	$	5,265

See notes to financial statements.